UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ALPINE IMMUNE SCIENCES, INC.

(Name of Subject Company (Issuer))

ADAMS MERGER SUB, INC.

(Offeror)

a wholly owned subsidiary of

VERTEX PHARMACEUTICALS INCORPORATED

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

02083G100

(Cusip Number of Class of Securities)

Jonathan Biller

Executive Vice President, Chief Legal Officer

Vertex Pharmaceuticals Incorporated

50 Northern Avenue

Boston, Massachusetts 02210

Telephone: (617) 341-6100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Graham Robinson Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston Street Boston, MA 02116 (617) 573-4850	Faiz Ahmad Skadden, Arps, Slate, Meagher & Flom LLP One Rodney Square 920 N. King Street Wilmington, DE 19801 (302) 651-3250

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Adams Merger Sub, Inc., a Delaware corporation (“Purchaser”), and Vertex Pharmaceuticals Incorporated, a Massachusetts corporation (“Vertex”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Alpine Immune Sciences, Inc., a Delaware corporation (“Alpine”), at a purchase price of $65.00 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and subject to any applicable tax withholding, upon the terms and subject to the conditions described in the Offer to Purchase dated April 22, 2024 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with the Offer to Purchase, as each may be amended or supplemented from time to time, the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Purchaser is a wholly owned subsidiary of Vertex. This Schedule TO is being filed on behalf of Vertex and Purchaser. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase. A copy of the Agreement and Plan of Merger, dated as of April 10, 2024, among Alpine, Vertex and Purchaser is attached as Exhibit (d)(1) hereto and incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) The subject company and the issuer of the securities subject to the Offer is Alpine Immune Sciences, Inc. Its principal executive office is located at 188 East Blaine Street, Suite 200, Seattle, Washington 98102, and its telephone number is (206) 788-4545.

(b) This Schedule TO relates to the Shares. According to Alpine, as of the close of business on April 18, 2024, there were (i) 65,603,313 Shares issued and outstanding; (ii) 8,562,404 Shares subject to issuance pursuant to outstanding options to acquire the Shares; (iii) 457,705 Shares subject to issuance pursuant to outstanding restricted stock units; and (iv) 2,943,918 Shares subject to issuance pursuant to outstanding warrants to purchase the Shares.

(c) The information concerning the principal market, if any, in which the Shares are traded and certain high and low sales prices for the Shares in the principal market in which the Shares are traded set forth in Section 6 — “Price Range of Shares; Dividends on the Shares” of the Offer to Purchase is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) – (c) The filing companies of this Schedule TO are (i) Vertex and (ii) Purchaser. Each of Purchaser’s and Vertex’s principal executive office is located at c/o Vertex Pharmaceuticals Incorporated, 50 Northern Avenue, Boston, Massachusetts 02210, and the telephone number of each is (617) 341-6100. The information regarding Purchaser and Parent set forth in Section 8 — “Certain Information Concerning Vertex and Purchaser” and Schedule I of the Offer to Purchase is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a), (b) The information set forth in Section 7 — “Certain Information Concerning Alpine”, Section 8 — “Certain Information Concerning Vertex and Purchaser”, Section 10 — “Background of the Offer; Past Contacts or Negotiations with Alpine”, Section 11 — “The Merger Agreement; Other Agreements”, Section 12 — “Purpose of the Offer; Plans for Alpine” and Schedule I of the Offer to Purchase is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (c)(1) – (7) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in Section 6 — “Price Range of Shares; Dividends on the Shares”, Section 11 — “The Merger Agreement; Other Agreements”, Section 12 — “Purpose of the Offer; Plans for Alpine” and Section 13 — “Certain Effects of the Offer” of the Offer to Purchase is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (d) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 9 — “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

(b) The Offer is not subject to a financing condition.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The information set forth in Section 8 — “Certain Information Concerning Vertex and Purchaser”, Section 11 — “The Merger Agreement; Other Agreements”, Section 12 — “Purpose of the Offer; Plans for Alpine” and Schedule I of the Offer to Purchase is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares”, Section 10 — “Background of the Offer; Past Contacts or Negotiations with Alpine” and Section 18 — “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

Not Applicable. In accordance with the instructions to Item 10 of the Schedule TO, the financial statements are not considered material because:

(a) the consideration offered consists solely of cash;

(b) the Offer is not subject to any financing condition; and

(c) the Offer is for all outstanding securities of the subject class.

ITEM 11.	ADDITIONAL INFORMATION.

(a) The information set forth in Section 10 — “Background of the Offer; Past Contacts or Negotiations with Alpine”, Section 11 — “The Merger Agreement; Other Agreements”, Section 12 — “Purpose of the Offer; Plans for Alpine”, Section 13 — “Certain Effects of the Offer” and Section 16 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12.	EXHIBITS.

Index No.

(a)(1)(A)*	Offer to Purchase, dated April 22, 2024.

(a)(1)(B)*	Form of Letter of Transmittal (including Internal Revenue Service Form W-9).

(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

Index No.

(a)(1)(E)*	Summary Advertisement, as published in The New York Times on April 22, 2024.

(a)(5)(A)	Joint Press Release issued on April 10, 2024 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Alpine with the SEC on April 10, 2024).

(a)(5)(B)	Investor Presentation, dated April 10, 2024 (incorporated by reference to Exhibit 99.2 to the Tender Offer Statement on Schedule TO-C filed by Vertex with the SEC on April 10, 2024).

(a)(5)(C)	Transcript of Investor Presentation Call on April 10, 2024 (incorporated by reference to Exhibit 99.1 to the Tender Offer Statement on Schedule TO-C filed by Vertex with the SEC on April 11, 2024).

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated April 10, 2024, by and among Alpine, Vertex and Purchaser (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Alpine with the Securities and Exchange Commission on April 10, 2024).

(d)(2)	Form of Tender and Support Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Alpine with the Securities and Exchange Commission on April 10, 2024).

(d)(3)	Form of Frazier Tender and Support Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Alpine with the Securities and Exchange Commission on April 10, 2024).

(d)(4)*	Mutual Confidentiality Agreement, dated February 14, 2024, between Alpine and Vertex.

(d)(5)*	Mutual Confidentiality Agreement, dated March 21, 2024, between Alpine and Vertex.

(g)	Not applicable.

(h)	Not applicable.

107*	Filing Fee Table.

*	Filed herewith.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 22, 2024

ADAMS MERGER SUB, INC.

By:	/s/ Jonathan Biller
Name: Jonathan Biller
Title: Secretary

VERTEX PHARMACEUTICALS INCORPORATED

By:	/s/ Jonathan Biller
Name: Jonathan Biller
Title: Executive Vice President and Chief Legal Officer